Exhibit 99.2

Update: Total confirms the death of Chairman and CEO Christophe de Margerie

Paris, October 21, 2014 – The Governance and Ethics Committee and the Board of Directors will meet without delay.

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. :	+44 (0)207 719 7962
Fax :	+44 (0)207 719 7959

Martin DEFFONTAINES

Karine KACZKA

Magali PAILHE

Patrick GUENKEL

Mike SANGSTER

Nicolas FUMEX

Robert HAMMOND (U.S.)

Tel. :	+1 713-483-5070
Fax :	+1 713-483-5629

TOTAL S.A.

Capital 5 945 861 837,50 euros

542 051 180 R.C.S. Nanterre

www.total.com